Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, participated in a panel discussion at the fifth annual Palm Beach CorpGov Forum held on November 5 and 6, 2025. The following is a partial transcription of the panel discussion, which was made available on November 13, 2025:

Michael Blankenship: Yeah, good afternoon. I’m Mike Blankenship, a partner at Winston & Strawn. Today, I’m joined by two great individuals here that have been in the digital asset crypto space for probably more than a decade now. So to begin, Andrew, you want to give a quick background about yourself?

Andrew Keys: Sure. For those of you who don’t know me, my name is Satoshi Nakamoto. So, that’s a joke. Pertinent to this conversation, I helped build a company named Consensys. Consensys created three of the 12 implementations of Ethereum. For those of you who do not know what Ethereum is, I should probably start with Bitcoin. Simply put, Bitcoin is a database and it has one asset on it and one function. You can send a Bitcoin from peer to peer without a bank in the middle. Ethereum is the evolution of this technology where instead of having just one asset, a Bitcoin, you can digitize any type of asset. So you can have a digital token that represents any type of value. That could be a stock certificate, a bond, a derivative, an electron on a solar panel, an intellectual property like art, a deed to a home. You can embed these digital assets into digital legal agreements. So our contracts—and I hesitate when I say this on a panel with an attorney; my wife’s an attorney, so I always have to clarify and move cautiously—but basically our legal agreements are going to go from words in Microsoft Word to if-then-else statements. Basically, we’re going to be able to embed these digital tokens into digital if-then-else statements, poorly phrased smart contracts. Then we’re going to see that we can basically improve the velocity of money. You can have things like an employment agreement that gets paid by the minute. Simply put, what this technology does is it gives a price discovery mechanism for the value of intermediation in any transaction. To tease out a few examples to get your juices flowing on what this technology can do, the three of us could, or let’s call it the thousand of us in this room could, own this building and we could rent it out. Basically, every month there could be a mortgage payment, and this building could have a wallet. We could have a digital token that represents ownership of this wallet, and each of us owns a fraction of that digital token. Every time the rent comes in, let’s say it’s $2,000, we can autonomously pay the mortgage of $1,000 and then send $1 to each person. This is the nature of the evolution of our legal agreements and the velocity of our capital moving faster. Take that same type of example. We can have a token where the three of us could be a rock band, and Joe’s the good-looking singer, the ugly bass player, Mike’s the good-looking guitarist. Basically, if any of you were to buy our song, we could have an autonomous payment that Joe, the good-looking singer, gets 50%, the second best-looking guy gets 30%, and I’m the ugly guy, so I get 20%. Basically, you can have this peer-to-peer interaction with any of these types of assets. All of those peer-to-peer interactions require a micropayment of a digital commodity called Ether. To analogize, Bitcoin is digital gold. You could think of Ether as digital oil that runs these computational steps. Simply put, I helped build a software company that created a lot of this infrastructure, created three of the 12 implementations of Ethereum, created a wallet called MetaMask, which is one of the most used wallets in the crypto space. I then built a commodity pool operator, commodity trading advisor, registered with the CFTC, named DARMA, which was an acronym for Digital Asset Risk Management Advisors, that staked Ether. Another analogy to level set: Bitcoin, to secure the network, uses hardware, real estate, and electricity consumed for what’s called proof-of-work mining. With Ethereum, you don’t need any of that. You can generate intrinsic yield through a concept called staking, where you stake a deposit of Ether, notarize transactions, and earn yield by securing the network. We’ve been doing this with billions of dollars of Ether at scale, and that brings us to where we are with these digital operating treasuries. I’ll leave it there.

Michael Blankenship: Yeah. And so, Joe, in your background, how do you see digital, like this summer, digital asset treasuries or DATs was the phrase, we still hear the acronym today. So how do those differ simply from just holding Ethereum or crypto on a company’s balance sheet? And why did we see all these evolve this summer?

Joeseph Quintilian: I’ll just start with a little background. In 2016, my intern was like, you missed Bitcoin, so you should really get involved with ETH. So I filed for the first ETH ETF with Coinbase, New York Stock Exchange, Bank of New York. Of course, the SEC stopped us, but we kept on investing in the space. The biggest thing is, right now, the ETF space has been growing a lot. Before the ETFs were approved, you had MicroStrategy, and MicroStrategy had a very successful digital asset trust. But people are switching to digital asset trusts because it’s actually a cleaner way to get a return. If you invest in a digital asset trust, one of them is Andrew’s, you’ll get a yield. But with ETFs, they charge 50 basis points, or 20 or 30 basis points, so every single year you’re losing a little bit of return. Otherwise, if you own a digital asset trust, you’re not going to be diluted that way. It’s a better vehicle.

Andrew Keys: And could I just add on to that. Simply put, there are different ways for investors to have exposure to this asset class. One could go and buy a spot on a wallet like Coinbase. Then you have to deal with a private key that can get hacked. Also, these assets can generate yield. If you’re long the asset, you can think of it like having a stock that has a dividend. Coinbase will charge, back-of-the-napkin, 35% to generate that dividend. Secondarily, you can avail yourself of the ETF. In the ETF, there is a technical nuance within Ethereum that doesn’t bode well with how ETFs work. ETFs require 24-hour redemption requirements. But in order to generate the yield through staking, there’s currently a 45-day withdrawal queue. So, if you’re staking on an ETF, the only way that they can maintain their liquidity requirements is to stake at what I would call 50% capacity. Basically, all of your assets aren’t being put to work. Finally, you can go through an operating business. These operating businesses can generate Ether staking yield at full capacity on-chain, and then off-chain they can issue a different type of financial instrument, like convertible bonds or preferred shares, to essentially acquire inflating dollars and then use those inflating dollars to buy digital assets that are deflationary. As a precedent example, when Bitcoin went up 100%, MicroStrategy went up 300% because they were essentially an amplified play on acquiring Bitcoin. The evolution of this technology is that Bitcoin doesn’t generate intrinsic yield, whereas something like Ethereum does. So basically it’s essentially a better asset for these types of operating vehicles.

Michael Blankenship: So what from a treasury perspective, what do you see as the advantages and drawbacks of that versus what are you okay. Sorry. From a Treasury perspective, you know, I know Andrew talked about ETFs and ETFs. But how do you see DATs versus ETFs, the advantages, drawbacks there.

Joeseph Quintilian: Kind of what we mentioned before is that I’d rather own an operating company than own it through BlackRock or Fidelity and be losing those basis points Andrew talked about before. One thing it definitely is easier for Andrew brought this point up too, is that it’s easier for a person just to buy the ETF or buy the DAT than go on to kind of like if you’re not knowledgeable on these digital and, you know, people will be on digital wallets on Coinbase or Gemini, it’s easier for them just to participate this way. One thing I’ll add is that I think what people don’t really realize is that Donald Trump changed the world when he passed the GENIUS Act. The GENIUS Act really will propel stablecoin adoption across the United States. And most people are like, what are you talking about, Joe? Well, he changed the way by making it legal tender for people to go and store stablecoins on banks’ balance sheets and or fintech’s’ balance sheets and move it around. And it’s so much easier than using a wire system. Right now, when you go to the bank at Chase, they’re nice people. It takes like an hour sometimes. Here it will take seconds. And with that, that’s what’s going to be the fuel in the first leg of the first leg of this really Ethereum rally that’s coming for Ether to really rally.

Michael Blankenship: And so, Andrew, from an accounting governance challenge, what do you see, you know, companies face when they try to integrate digital assets.

Andrew Keys: Yeah. So what I would say is I’m in the process of launching this vehicle, it’s called The Ether Machine, and basically there are kind of two paths to go down, one which is doing a reverse takeover of a shell company. So you can kind of pick your poison of a dying microcap on Nasdaq or New York Stock Exchange. So basically a company that’s business has failed. And for me, I couldn’t get comfortable with what I would call contingent liabilities. So pre-existing cap table structures, pre-existing operating businesses, pre-existing statute of limitations on lawsuits of something or the route we went was we formed a de novo entity, brand new. I anchored it with $700 million of my own capital of Ether. We went on and raised another $2 billion back of the napkin. We’ve got a clean entity that doesn’t have any of those pre-existing liabilities. Now, to devil’s advocate my position, I was conservative in doing this, and to go through an IPO process, you go through what’s called the S-1, to do a merger, you do an S-4. And so millions of dollars later, KPMG auditor, Skadden legal, thousands of man hours, we created a 500-page artifact and submitted it to the SEC on September 14th, and the government shut down. So we are waiting for the government to open, and then we’ll move forward with the S-4 process. So I would say an advantage of going the shell route is you can get to market quicker, notwithstanding a government shutdown. But when we look at the strategy playbook, which now had a single-digit billion dollars of Bitcoin and now is a $10 billion public operating company vehicle, what grew this single-digit billion-dollar company to a $10 billion company was not the ability to kind of issue equity ad nauseam, but it was to issue what are called convertible bonds and or preferred shares. So basically, the ability to issue debt and credit instruments. And my belief is that this is going to be a competitive market that has a cost of capital contingency that’s very important, and you have to have the lowest cost of capital possible. The best way to do that is to have a credit rating. And so with this de novo entity, we’re able to engage a Big 4 auditor, and the shells are going to have a little bit more time because they have to coalesce the old books versus the new books and basically merge two businesses and get a stub audit. And the bulge-bracket banks kind of won’t touch the shells until they have the Big 4 auditor. And there’s basically this daisy chain of getting a Big 4 auditor to be able to also get a credit rating, to also be able to engage our banker as Citibank, not kind of a no-name investment bank. And so basically, we believe that this will be the right structure over the marathon of the next decade to basically create a single-digit billion-dollar operating business to a $2 billion vehicle.

Michael Blankenship: So, Joe, when companies do this, I mean, how do you envision, you know, managing the volatility? I mean, we had a lot of volatility yesterday, but how do you manage that volatility and the risk with the DAT framework? Are there structured products, hedging tools, other things? Andrew mentioned a couple of things there with MicroStrategy, but how do you view it as an investor?

Joeseph Quintilian: Well, I mean, it depends. If you’re a hedge fund, you’re in this every day. You’re trading, you’re trading the options, you’re trading on a company called Hyper Liquid. I would say that the DATs are much better traded, give you more leverage to the upside, just like Andrew said. One thing I want to add on that Andrew said is like getting this credit rating, and like, I think S&P just rated MicroStrategy like last week. Getting a credit rating, getting all these debts done, it takes a lot of good luck to you, Andrew. It’s a lot of work. He’s going to get it done, but it takes a long time. And going back to that, that’s the way they trade. I would say that I like, you know, you trade MicroStrategy. People like to trade between MicroStrategy and Bitcoin. So how the performance will be right now, MicroStrategy hasn’t performed as well as Bitcoin. It’s been kind of a bear market. But that should change when you see the market kind of go up. So you want a better return. Also, Solana ETF that’s out there, there’s two other ETFs out there. Just a bet, and the other one you know which is Tom Lee’s one, which was Bitmine. But those, those are different vehicles, and they have to have different accoutrements that Andrew mentioned. And getting all those, most of them don’t have what Andrew has there. So shout-out to you on that. In terms of trading further on trading, like I like, I own The Ether Machine, I own the ETH, like when they convert over. And then I love MicroStrategy, but for bull markets, at different times, different things, how they perform.

Michael Blankenship: And so, Andrew, what practical steps would you give to a CFO if they’re looking at adopting a digital asset strategy or policy? What are the practical things they should do?

Andrew Keys: So, I mean, a CFO, it depends on the context. Is it a CFO of a family office, a CFO of an operating business? But I would say, broadly speaking, what we’re witnessing is the next generation of the internet. Make no mistake, we are going from prosaic Word documents to software that is going to govern our legal agreements. We are going to be digitizing, tokenizing every asset. Joe touched on this. The first bill was called the GENIUS Act on stablecoins. So every bulge-bracket bank just got the green light to have a stablecoin. Same thing with Walmart, Nike, etc. Every Fortune 500 is going to have real-time global settlement to basically multi-jurisdictional ways to settle their payroll, as an example. And there’s going to be a tremendous reduction in what I would just call friction in administering your middle and back offices. The next evolution of this is another bill that’s hopefully going to be passed in December called the CLARITY Act, and basically that’s market structure. So we just got the green light to digitize all fiat currencies. Eighty percent of these stablecoins are settling on Ethereum. Ethereum is experiencing parallel dynamics like Google, where 80% plus of searches happen on Google. Eighty percent of these assets are settling on top of Ethereum. And in search, Bing gets 1% and Yahoo gets 1%. And we’re seeing these kind of smaller blockchains getting kind of 1% of the other work. The next largest one is Solana that has 9% versus the 80% that’s happening on Ethereum, to give you an idea of comparative nature.

Joeseph Quintilian: I would also say, like, I’d say this is a sports comparison because Jonah, sports panel coming up, this is if you look at the Williams sisters, Venus had her light in the sun, which is Bitcoin, and Serena is going to be ETH because there’s so much more to go for ETH coming. And it’s a small comparison. It will be.

Andrew Keys: And so that was the first act. The second one is this market structure bill, where you’re going to see places like the New York Stock Exchange and Nasdaq digitizing and tokenizing securities, bonds, derivatives, equities. The whole thing is going to be tokenized. Then you’re going to have real-time gross settlement and lower leverage requirements. This is going to rapidly change society. And so with that, you’ve got to kind of understand what that means. And then I would say there are ways to deploy in these commodities when you can use the example of Bitcoin as digital gold. I don’t own any Bitcoin. I think that the notion of addressing the total addressable market of the internet, which is Ethereum, is far more interesting. And then I think that to it in a public vehicle that you can basically can acquire more is the right play. But so basically, I think there are these digital commodities that one would have to think about. And then, you know, there are applications that are going to be built, the Ubers, the Airbnbs of the world, in this decentralized world, next generation of the internet. And that’s more of kind of like venture investing. And so there may be an allocation to that. So I would say, broadly speaking, acquiring some of the commodities and potentially participating in the venture or the growth equity of the companies that are building on top of these substrates.

Joeseph Quintilian: I’ll also add, like, you’ll see a lot of the ChatGPT and these other AI, Anthropic will eventually have payments via stablecoins. So that’s something just to, I would say, get educated on. Download MetaMask or Coinbase Wallet and just play around with it, because you’ll be ahead of the curve for when the banks start deploying everything out a year from now.

Andrew Keys: And I would just touch to that. So we’re starting to see all of this content being created by these AI agentic agents. And now we don’t know if Joe wrote it or Joe’s bot wrote it. And what’s going to happen is each piece of this data is going to have cryptographic signatures. So there’s going to basically be a signature that proves that this asset, which is intellectual property in this example, was written by Joe or if it was written by an AI bot. And so basically these databases, like Ethereum, are going to be the places where you can verify the validity of who is creating this content. So I believe that this is going to be the substrate for these agentic agents.

Michael Blankenship: Yeah. And I’ll point out that the previous administration with the SEC had viewed a lot of these as potentially securities, and so that a lot of the DATs couldn’t go off the way they are today. And now we have an SEC Commissioner that has given a little bit more certainty around it, definitely saying Ethereum is not a security, although that’s not technically legal guidance, but it is certainly helping. And I think.

Joeseph Quintilian: I would say Donald Trump helped with that a lot, so I’ll give him credit there.

Michael Blankenship: There. But like a lot of the alt tokens, the meme tokens, all of that is now not deemed a security, which is important because otherwise you end up with these Investment Company Act and they become basically mutual funds. So I guess my question is to you, Joe. Like, I know Andrew talked about corporate adoption and this regulatory a little bit more certainty helped. But what do you see really seeing this taking off a lot here? Is it sort of accounting, like issues are dealt with, market performance, all of the above.

Joeseph Quintilian: Well, the first thing was that we kind of went over the two acts, GENIUS Act, which just passed, and the CLARITY Act comes, and the CLARITY Act comes, you’ll really see companies really get involved further within the Ethereum ecosystem. Andrew created Enterprise Ethereum, which had a lot of like corporate companies come in and start building. But now with this total clarity, you’ll be able to go and have builders who are on YouTube, a new YouTube come out there and say, oh, I’m going to get payments. I’m going to get a better payment by going and building on PumpFun or whatever. And I don’t need YouTube anymore and get better and much better economics. So I think you’ll see, one, the first thing will be stablecoin payments. And the next thing will be really enabling Web3 within like YouTube, to what Andrew said, where you have contracts, you have entertainers and all this stuff, where they’re going to make so much more content and then get paid that and get paid simply through, oh, I gave this little speech and I’ll get paid X amount of dollars going forward. You can invest in it type thing.

Michael Blankenship: Maybe you can double-click on stablecoins and what they are for the audience.

Joeseph Quintilian: So the GENIUS Act, on the double-click on the stablecoins, enabled anybody who holds US Treasuries with 90 days or less, in 90 days or less, and it’s 100. If it’s 100% backed by that, you can issue it. You’ll be able to issue stablecoins. If you’re a bank or fintech under $10 billion or regulated by the state and above $10 billion, you’ll be regulated by the Fed. And you’ll see what that really enables is imagine like Venmo, everybody has Venmo and Zelle here, right? Everybody’s Venmo and Zelle. Now you’ll be able to use it for your corporate actions, really. And I think that’s what’s really going to happen if you’re a CFO, you’re going to say, okay, I don’t need to pay these banking fees that Jamie Dimon and Brian, they’re nice people, but you don’t need to be paying all this money to them. And that real-time, think about how much the banks make over, maybe going in too much, but the banks over the weekend, let’s say you try to make a wire on a Friday afternoon here, and they’ll hold it off until it won’t settle till Monday. And the money, let’s say you put $1 million there, they’ll take the interest on that million dollars over the weekend. And so that friction for the banks, the banks’ earnings will all come back to the users eventually.

Michael Blankenship: And so why wouldn’t the banks adopt it and do it themselves? I mean, they’re in the best position as.

Joeseph Quintilian: Oh, they’re coming, they’re coming, they’re going to build a stablecoin. They’re definitely building stablecoins. I think the fintechs will be the first ones to go. The Robinhoods of the world. And then one day you’ll get Jamie Dimon to build a stablecoin.

Michael Blankenship: They are doing custody now on assets.

Joeseph Quintilian: But I would say, actually, JPMorgan is way ahead of the curve than our friend Brian Moynihan because they both believed in Consensys back in the day. And I wouldn’t count them out there. Jamie Dimon’s very smart on that.

Michael Blankenship: I guess, as we wrap up, a couple of minutes left. So any final thoughts on, you know, where you see next rest of the year, next year? Assuming the government opens up soon.

Andrew Keys: We are witnessing the probably greatest growth curve possible with the evolution of the database to digitize all assets and the rise of agentic AI, and these two technologies dovetailing primarily on Ethereum is going to be a watershed moment for humanity. And we are going to see the velocity of capital increase exponentially 24/7/365 with every type of asset digitized. And it’s my firm belief that Ethereum will be that substrate of the next generation of the internet.

Joeseph Quintilian: Yeah. I’ll throw in Solana a little, a little bit, Solana maybe like 5% there, but the rest I put in ETH. But I would say that this is Andrew and I were in Cathie Wood’s office in 2016, and ETH was five bucks. Now it’s what, $3,500 right now? And I would say I’ve never, I’m more bullish than I was then because there’s so much about to hit in the next 12 to 18 months. That bottom line is ETH.

Michael Blankenship: Well, thank you both. Thank you, Andrew, and thank you, Joe. Appreciate it.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.